EXHIBIT 99.1

US LEC Corp. and Subsidiaries

Risks Related to Our Business

Our continued success depends on our ability to manage and expand operations effectively.

Our ability to manage and expand operations effectively will depend on a variety of factors, including our ability to:

•	offer high-quality, reliable services at reasonable costs;

•	install and operate telecommunications switches and related equipment;

•	acquire necessary equipment, software and facilities;

•	integrate our existing and newly acquired technology and facilities, such as switches and related equipment;

•	lease access to suitable fiber optic transmission facilities at competitive prices;

•	scale operations;

•	evaluate markets;

•	monitor operations;

•	control costs;

•	maintain effective quality controls;

•	hire, train and retain qualified personnel;

•	enhance operating and accounting systems;

•	address operating challenges;

•	adapt to market and regulatory developments;

•	obtain and maintain required governmental authorizations; and

•	obtain successful outcomes in disputes with IXC’s and in litigation and regulatory proceedings.

In order for us to succeed, we must achieve these objectives in a timely manner and on a cost-effective basis. If we do not achieve these objectives, we may not be able to compete in our existing markets or expand into new markets. A failure to achieve one or more of these objectives could have a material adverse effect on our business.

In addition, we have grown rapidly since our inception and expect to continue to grow by expanding our product offerings and entering new markets. We expect our growth to place a strain on operational, human and financial resources, particularly if we grow through acquisitions. Our ability to manage operations and expansion effectively depends on the continued development of plans, systems and controls for our operational, financial and management needs. We cannot assure you that we will be able to satisfy these requirements or otherwise manage our operations and growth effectively. A failure to satisfy these requirements could have a material adverse effect on our financial condition and ability to implement fully our growth and operating plans.

We will not be able to expand our operations if capital is not available when we need it.

The development and expansion of our networks requires substantial capital investment. If this capital is not available when needed, our business will be adversely affected. Our 2003 capital expenditures were $36.0 million, and are expected to be slightly less in 2004, depending on the Company’s deployment of future service offerings. We also expect to have substantial capital expenditures in 2005 and thereafter.

We may be required to seek additional debt or equity financing if:

•	our business plans and cost estimates are not achieved;

•	we are not able to generate sufficient cash flow from operating activities to service our debt, fund our capital expenditures and finance our business operations, or if disputes with IXC’s continue;

•	we decide to significantly accelerate the expansion of our business and existing networks; or

•	we consummate acquisitions or joint ventures that require incremental capital.

The indenture governing our Second Priority Senior Secured Floating Rate Notes due 2009 limits our ability to incur additional debt. If we were to seek additional debt financing, the terms offered may place significant limits on our financial and operating flexibility, or may not be acceptable to us. The failure to raise sufficient funds through debt or equity financing on reasonable terms may require us to modify or significantly curtail our business plan. This could have a material adverse impact on our growth, ability to compete, and ability to service our debt.

If we make acquisitions, we will incur additional risks that could be harmful to our business.

We may acquire other businesses to grow our customer base, to expand into new markets or to provide new services. We cannot predict whether or when any prospective acquisitions will occur or the likelihood of completing an acquisition on favorable terms and conditions. Any acquisition involves certain risks including:

•	difficulties assimilating acquired operations and personnel;

•	potential disruptions of our ongoing business;

•	diversion of resources and management time;

•	the possibility that uniform standards, controls, procedures and policies may not be maintained;

•	risks associated with entering new markets in which we have little or no experience;

•	risks related to providing new services with which we have little experience;

•	the potential impairment of relationships with employees or customers as a result of changes in management;

•	difficulties in evaluating the historical or future financial performance of the business;

•	integration of network equipment and operating support systems;

•	brand awareness issues related to the acquired assets or customers; and

•	prepayment of assumed liabilities from acquired companies.

If we decide to acquire a business or its customers, we cannot assure you that financing would be available on satisfactory terms or that the acquired business would perform as expected.

An inability to market and develop additional services may adversely affect our ability to retain existing customers or attract new customers.

We currently offer local, long distance, data, Internet and other telecommunications services. In order to address the future needs of our customers, we will be required to market and develop additional services. We may not be able to continue to provide the range of telecommunication services that our customers need or desire. We may lose some of our customers or be unable to attract new customers if we cannot offer the services our customers need or desire.

We face intense competition that could adversely affect our business.

The market for telecommunications services is highly competitive. We are an integrated telecommunications carrier that provides voice, data and Internet services to mid- to large-sized business class customers throughout most of the eastern United States. We compete, and expect to continue to compete, with current and potential market entrants, including:

•	long-distance carriers;

•	incumbent local exchange carriers, or ILECs;

•	other competitive local exchange carriers, or CLECs;

•	competitive access providers, or CAPS;

•	cable television companies;

•	electric utilities;

•	microwave carriers;

•	wireless telephone system operators; and

•	private networks built by large end-users.

In addition, the possibility of combinations and strategic alliances in the telecommunications industry could give rise to significant new competitors. Moreover, some competitors have emerged from the protection of Chapter 11 with dramatically altered financial structures that could give those entities the ability to offer more competitive rates than we can. We also expect increased competition from wireless service and VoIP providers as wireless and VoIP technologies improve.

We believe our network, service offerings and customer-focused approach distinguishes us from our competitors. However, many of our current and potential competitors have competitive advantages over us, including substantially greater financial, personnel and other resources, including brand name recognition and long-standing relationships with customers. Many also own their own transport and local loop facilities, and we depend on regulations or their willingness to lease those facilities to us. These resources may place us at a competitive disadvantage in our existing markets and may impair our ability to expand into new markets, which could adversely affect our business. We cannot assure you that we will be able to compete successfully in our existing markets or in new markets.

The loss of key personnel could adversely affect our operations and growth.

The loss of the services of our chief executive officer and president, our executive vice president and chief financial officer, or other senior officers could materially and adversely affect our business and prospects. None of these officers has an employment agreement with us nor do we maintain key man life insurance on them or any of our other officers or key employees. The competition for qualified managers in the telecommunications industry is intense. We may not be able to hire and retain necessary personnel in the future to replace any of our key executive officers or key employees.

In addition to our dependence on those who manage our business, hiring and retaining additional qualified managerial, sales and technical personnel is critical to our success. Since our inception, we have experienced significant competition in hiring and retaining personnel possessing necessary skills and telecommunications experience. Although we have been successful in hiring and retaining qualified personnel, we may not be able to do so in the future.

A failure to effectively manage processes and systems for ordering, provisioning and billing, or the failure of third parties to deliver these services on a timely and accurate basis, could have a material adverse effect on our ability to retain our existing customers or to attract and retain new customers.

We have processes and procedures and are working with external vendors, including the ILECs, to implement customer orders for services, the provisioning, installation and delivery of services and monthly billing for those services. Our inability to effectively manage processes and systems for these service elements or the failure of the vendors serving ILECs to deliver ordering provisioning and billing services on a timely and accurate basis could have a material adverse effect on our ability to retain our existing customers or attract and retain new customers.

Our failure to operate switches and other network equipment successfully could have a material adverse effect on our operations and our ability to attract and retain customers or to enter additional markets.

The provision of switched voice and data services is essential to our current strategy. If the switches and associated equipment necessary to operate our network, or the networks operated by our underlying carriers, experience technological or operational problems, or are affected by a natural or man-made disaster, that cannot be resolved in a satisfactory or timely manner, our ability to retain customers or to attract new ones would be adversely affected. The loss of any significant number of customers would adversely affect our results of operations and financial condition.

Our inability to negotiate new interconnection agreements, or extensions or replacements of existing interconnection agreements, on acceptable terms and conditions could adversely affect our results of operations.

We have agreements for the interconnection of our networks with the networks of the ILECs covering each market in which we have a switching platform. These agreements also provide the framework for service to our customers when other local carriers are involved. We may be required to negotiate new interconnection agreements to enter new markets in the future. In addition, we will be required to negotiate amendments to, extensions of, or replacements for our existing interconnection agreements as they expire. We may not be able to successfully negotiate amendments to existing agreements, negotiate new interconnection agreements, renew our existing interconnection agreements, opt in to new agreements or successfully arbitrate replacement agreements for interconnection on terms and conditions acceptable to us. Our inability to do so would adversely affect our existing operations and opportunities to grow our business in existing and new markets.

System disruptions could cause delays or interruptions of service, which could cause us to lose customers.

Our success depends on providing reliable service. Although we have designed our customer service system to minimize the possibility of service disruptions or other outages, our service may be disrupted by problems on our system, such as malfunctions in our software or other facilities, and problems with a competitor’s system, such as physical damage to telephone lines or power surges and outages. Any disruption in our network could cause us to lose customers and incur additional expenses.

Risks Related to Our Indebtedness

The interest expense associated with our Second Priority Senior Secured Floating Rate Notes due 2009 will reduce the cash available to fund our operations, execute our growth strategy and repay the principal amount of the notes.

We had approximately $50.0 million of cash on hand at September 30, 2004 which, together with cash we expect to generate from operations in future periods, will be available to fund our capital expenditures, working capital requirements and growth plans. We will be required to dedicate a substantial portion of our cash flow to pay interest on the notes. This will reduce the cash flow available to fund future capital expenditures, working capital requirements and our growth strategy. The use of cash for debt service on the notes could also:

•	increase our vulnerability to general adverse economic and industry conditions and adverse changes in governmental regulations;

•	limit our flexibility to plan for, and react to, changes in our business;

•	limit our ability to borrow additional funds; and

•	limit our ability to accumulate cash to satisfy our obligations to repay the outstanding principal amount of the notes.

These risks may be accentuated by increases in interest rates that affect the variable interest rate on the notes.

The indenture relating to the notes contains restrictive covenants that may limit our flexibility, and a breach of those covenants may cause us to be in default under the indenture or instruments governing our other debt.

The indenture relating to the notes limits, and in some circumstances prohibits, us from, among other things:

•	incurring additional debt;

•	paying dividends;

•	making investments or other restricted payments;

•	engaging in sale-leaseback transactions;

•	engaging in transactions with stockholders and affiliates;

•	guaranteeing debts;

•	creating liens;

•	selling assets;

•	issuing or selling capital stock of subsidiaries; and

•	engaging in mergers and acquisitions.

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. In addition, if we do not comply with these covenants or financial covenants under the terms of any other indebtedness we may then have, the notes and that other indebtedness could become immediately due and payable. If we are unable to repay those amounts, our lenders, including the holders of the notes, could accelerate the debt we owe them and/or initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral granted to them to secure that indebtedness. If either of these events were to occur, we might not have sufficient assets to repay our indebtedness, including the notes.

We are a holding company and, as a result, rely on the receipt of funds from our subsidiaries in order to meet our cash needs and service our indebtedness, including the notes.

We are a holding company and our principal assets consist of the shares of capital stock or other equity instruments of our subsidiaries. As a holding company without independent means of generating operating revenues, we depend on dividends, distributions, loans and other payments from our subsidiaries to fund our obligations and meet our cash needs. The payment of these dividends, distributions and other payments from our subsidiaries to us may be subject to regulatory or contractual restrictions. We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions to us in order to allow us to make interest payments on the notes or to pay the notes when they mature in 2009.

The collateral securing the notes may be subjected to a first priority claim by creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay both the first priority creditors and the holders of the notes.

Future indebtedness, including capital lease obligations and purchase money indebtedness, may be secured by a first priority lien on the collateral securing the notes. The notes have the benefit of a second priority lien on the collateral and therefore will effectively rank junior in right of payment to all amounts owed under such future indebtedness to the extent of the value of the collateral securing a first priority lien. In addition, subject to the restrictions contained in the indenture, we may incur additional indebtedness that will be secured by liens on assets that are not pledged to the holders of the notes, all of which would effectively rank senior in right of payment to the notes to the extent of the value of the assets securing the indebtedness. Holders of obligations secured by first priority liens on the collateral will be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before the holders of the notes and other obligations secured by second priority liens will be entitled to any recovery from the collateral.

The proceeds from the sale or sales of the assets that make up the collateral may not be sufficient to satisfy the amounts outstanding under the notes and other obligations secured by the second priority liens, if any, after payment in full of the obligations secured by first priority liens on the collateral. The value of the collateral securing the notes in the event of a liquidation will depend upon market and economic conditions, the availability of suitable buyers and similar factors that are beyond our control. A sale of the collateral in a bankruptcy or similar proceeding will likely generate less proceeds than a sale in the ordinary course, which would reduce the amounts that could be recovered.

Further, a sale could occur when other companies in our industry also are distressed, which might increase the supply of similar assets and therefore reduce the amounts that could be recovered. The condition of the collateral is likely to deteriorate during any period of financial distress preceding a sale of the collateral. Accordingly, the proceeds of any sale of the collateral following an acceleration of maturity with respect to the notes may not be sufficient to satisfy, and may be substantially less than, amounts due on the notes after satisfying our obligations that are secured on a first priority basis. If such proceeds were not sufficient to repay amounts outstanding under the notes, holders of the notes (to the extent not repaid from the proceeds of the sale of the collateral) would only have an unsecured claim against our remaining assets.

Risks Related to Regulation, Litigation and Disputes

We and other industry participants are frequently involved in disputes over issues that are important to our financial and operational success. Further legislation and regulatory rulemaking is expected to occur as the industry continues to deregulate and as we enter new markets or offer new products. Rulings or legislation adverse to us could have a material adverse effect on our operations and financial well being.

The deregulation of the telecommunications industry, the implementation of the Telecommunications Act of 1996 (“Telecom Act”) and the distress of many carriers in the wake of the downturn in the telecommunications industry have involved numerous industry participants, including us, in lawsuits, proceedings, disputes and arbitrations before state and federal regulatory commissions, private arbitration organizations and courts over many issues important to our financial and operational success. These issues include the interpretation and enforcement of interconnection agreements and tariffs, the terms of new interconnection agreements, operating performance obligations, inter-carrier compensation, including compensation issues such as the access rates applicable to different categories of traffic (including calls placed by or to wireless carriers’ end-users) and the jurisdiction of traffic for inter-carrier compensation purposes, the services and facilities available to us from incumbent carriers, the price we will pay for those services and facilities, and the regulatory treatment of new technologies and services. We anticipate that we will continue to be involved in various lawsuits, arbitrations, disputes and regulatory proceedings over these and other material issues. We also anticipate that further legislative and regulatory rulemaking will occur—on the federal and state level—as the industry deregulates and as we enter new markets or offer new products. Rulings adverse to us, adverse legislation, new regulations or changes in governmental policy on issues material to us could have a material adverse effect on our operations, results of operations, cash flow and financial position.

While a recent decision by the Federal Communications Commission (“FCC”) addressing a number of issues among carriers concerning compensation for access service has ended much of the uncertainty on these issues, we do not anticipate that it will eliminate all billing disputes for these services.

Prior to April 2001, a number of inter-exchange carriers (“IXCs”) had refused to pay access charges to CLECs, including us, alleging that the access charges exceeded the rates charged by ILECs and disputing the rates applicable to different categories of traffic and the jurisdiction of traffic for compensation purposes. On April 27, 2001, the FCC released its Seventh Report and Order and Further Notice of Proposed Rulemaking (the “Seventh Report and Order”) in which it established sliding benchmark rates at which a CLEC’s interstate access charges would be presumed to be reasonable and which CLECs could impose on IXCs by tariff. Several requests for reconsideration were filed addressing various aspects of the Seventh Report and Order. The FCC addressed those requests in the Eighth Report and Order and Fifth Order on Reconsideration released on May 18, 2004 (“Eighth Report and Order”) in ways that, except as noted below, do not affect us. Carrier access revenue, including revenue for traffic originating from wireless carriers, accounted for approximately 14% of our revenue for the nine months ended September 30, 2004.

The Seventh Report and Order provides some certainty as to our right to bill IXCs for interstate access at rates at or below the FCC-set benchmark rate even though, up until June 20, 2004, those rates might have been above those tariffed by the ILECs. Notwithstanding the apparent certainty created by the Seventh Report and Order, its effect on us continues to depend on how it is interpreted and enforced, as well as the outcome of appeals and requests for reconsideration. If the Seventh Report and Order is interpreted or enforced in a manner adverse to us, such result could have a material adverse effect on us.

In September 2002, we filed a Petition for Declaratory Ruling asking the FCC to reaffirm its prior positions that access charges can be collected by local exchange carriers in connection with calls originating or terminating on the networks of wireless carriers. In the Eighth Report and Order, the FCC announced a prospective rule that confirms a CLEC’s right to bill for calls from other than its own end-users as long as it bills only for the components of the access service that it provides. Addressing prior billings for wireless traffic as requested in our Petition, the FCC made it clear that it had not been unreasonable for US LEC, or any other CLEC, to bill an IXC at the benchmark rates provided that the CLEC’s charges were otherwise in compliance with and supported by its tariff, and the wireless carrier had not separately billed the IXC for those services. In light of that decision, we withdrew our petition as moot.

We also received and responded to requests for information from the Enforcement Bureau of the FCC concerning our billing for wireless traffic and our methods of signaling and billing. We believe that the Enforcement Bureau has completed its review of the matter, and we do not anticipate that the Enforcement Bureau will take any materially adverse action or initiate any proceedings related to the requests for information.

An adverse outcome in pending litigation with an IXC involving access charges, while itself not anticipated to be material, could prompt other IXCs to file similar suits which, if ultimately successful, could have a material adverse impact on our financial condition, results of operations and cash flow.

On June 14, 2004, Qwest Communications Corporation (“Qwest”) sued us in Colorado state court alleging breach of contract, unjust enrichment, fraud and negligent misrepresentation based on our signaling and billing for wireless traffic. Among the theories argued by Qwest is the argument that US LEC’s tariff did not give US LEC the right to bill Qwest access charges for wireless originated calls. We removed the case to federal court in Colorado and intend to defend the case aggressively. Notwithstanding the prospective nature of the Eighth Report and Order, other IXCs in addition to Qwest are disputing access charges for wireless traffic and some have elected to withhold current payments, in whole or in part, pending resolution of their disputes. It is possible that some IXCs may initiate litigation to challenge our prior billing of access charges for traffic from wireless carriers. We believe that such billing was and remains consistent with industry practice as reflected in the FCC’s Eighth Report and Order, interstate access service and our tariffs, and we will vigorously defend the Qwest suit and any other such claims. Neither the repayment of access charges already paid by Qwest nor the inability to collect charges from Qwest would have a material adverse impact on our results of operations or financial conditions. However, Qwest’s suit and our disputes with other IXCs, if ultimately resolved unfavorably to us, could, in the aggregate, have a material adverse effect on our results of operations and financial condition.

There are significant uncertainties about the future availability and pricing of unbundled network elements and related elements from incumbent local exchange carriers.

On March 2, 2004, the United States Court of Appeals for the D.C. Circuit (“D.C. Circuit”) issued an order (the “TRO Court Order”) reversing a substantial portion of the Triennial Review Order (“TRO”) previously issued by the FCC. The Court vacated the FCC’s decision to order unbundling of mass-market switches, DS3 and DS1 loops and dark fiber. The Court affirmed the FCC’s decision not to require unbundling of hybrid loops, fiber-to-the-home loops and line sharing. The Court found reasonable the specific enhanced extended link (“EEL”) eligibility standards pursuant to which CLECs may obtain high capacity EELs; however, given the availability of Special Access, the Court expressed skepticism that carriers providing long distance services or otherwise using Special Access circuits to provide competitive local exchange services were impaired without access to EELs, and remanded the conversion requirement to the FCC for further consideration.

On August 20, 2004, the FCC released an Order adopting interim rules and issued a Notice of Proposed Rulemaking (“NPRM”) for final UNE rules. The interim rules contemplate a standstill for six months (up to and including March 2005) after which some UNEs may no longer be available and, for those UNEs that remain, some price increases likely will be permitted. In light of the standstill and proposed interim rules, we believe we will be able to continue to order UNE circuits for at least another six months. On August 24, 2004, Verizon, Qwest and the United States Telecom Association filed a petition for a writ of mandamus with the D.C. Circuit asking the Court to vacate the FCC’s standstill and interim rules and to direct the FCC to implement new rules that comply with the mandate of the TRO Court Order. On October 7, 2004, the D.C. Circuit issued a decision that, in essence, holds the mandamus petition in abeyance until January 4, 2005, allowing the FCC to follow through on its commitment to complete new UNE rules by the end of 2004.

Given the uncertainty surrounding the standstill, interim rules, the nature and scope of the NPRM and its outcome, and the framework that will govern UNE arrangements following the NPRM or in the event new rules are not in place when the interim rules expire, we cannot predict the ultimate effect the TRO, or the TRO Court Order, will have on us in the near future. However, the vast majority of our customers’ circuits are not UNE-based; rather, we purchase the majority of our customer circuits and other transport facilities either from ILECs at their Special Access pricing or from other carriers. Thus, while a decision by the FCC to eliminate UNEs entirely or to permit significant price increases on those products would not, in and of itself, have a material adverse impact on us, it would remove a significant opportunity for future cost-savings. At the same time, a decision eliminating UNE’s or raising UNE pricing would have implications in the marketplace, where our UNE-based competitors currently have a cost advantage over us. Either the elimination of UNEs altogether or significantly higher prices for those UNEs that remain available will reduce this cost advantage. While not directly related, if UNEs are eliminated, or priced significantly higher, the ILECs could attempt to increase our costs for Special Access, which we would oppose. The elimination of, or higher prices for UNE’s, combined with increases in prices for Special Access could have a material adverse effect on us.

If the TRO or the TRO Court Order were to be interpreted in a manner adverse to us on all or any of the issues, or if the FCC materially modifies the availability, rules and prices governing UNEs pursuant to the NPRM in response to the TRO Court Order or other pending or new legal challenges, it could have a material adverse effect on our ability to order UNEs and/or the prices we pay for the UNEs that we are permitted to order.

The outcome of administrative proceedings related to inter-carrier compensation for traffic terminated to Internet service providers could have an adverse effect on our results of operations and cash flow.

On April 27, 2001, the FCC released an Order on Remand and Report and Order (the “ISP Remand Order”) addressing inter-carrier compensation for traffic terminated to Internet service providers (“ISPs”). On May 3, 2002, the D.C. Circuit rejected the FCC’s legal analysis in the ISP Remand Order and returned the order to the FCC for further review (the “Second Remand”), but the D.C. Circuit did not vacate the ISP Remand Order. As such, the ISP compensation structure established by the FCC in the ISP Remand Order (rate reductions, growth caps and new market limitations) remained in effect. On October 8, 2004, the FCC adopted an order in response to a July 2003 Petition for Forbearance filed by Core Communications (“Core Petition”) asking the FCC to forbear from enforcing the rate caps, growth caps, new market rules and mirroring rules of the ISP Remand Order. The FCC granted the Core Petition with respect to growth caps and the new markets rule, but denied the Petition as to the rate caps and mirroring rules (“Core Order”). The FCC still has open a proceeding to address rules for intercarrier compensation that could result in changes to current rules governing what traffic is compensable and at what rates, including compensation for traffic to ISPs, so it remains unclear at this time whether or how those proceedings will affect pending disputes over reciprocal compensation for ISP traffic; how the ISP Remand Order will be interpreted and enforced; or whether affected parties will undertake new challenges to the ISP compensation structure established by the Core Order or the ISP Remand Order. If the FCC were to significantly change its policy for this traffic, and if such changes were approved by the courts, it could have a material adverse impact on the Company.

On September 5, 2002, we filed a Formal Complaint with the FCC’s Enforcement Bureau seeking to collect reciprocal compensation from Verizon for traffic bound for ISPs under an interconnection agreement between the parties. On July 18, 2003, the D.C. Circuit issued a decision in a separate, but related case, holding that the FCC had erred when it concluded that an interconnection agreement between Verizon and an unrelated party (the same interconnection agreement we had adopted) did not obligate the parties to pay reciprocal compensation for traffic bound for ISPs, and remanded the case to the FCC for further proceedings. Pending the outcome of the appeal in the related case, the FCC had converted our case against Verizon into an informal complaint and placed it on administrative hold. The parties to the related case have since resolved their dispute. In light of these developments, as well as the Second Remand, we cannot predict when this dispute with Verizon will be resolved or whether we ultimately will be successful.

General Risks Related to Investing in Our Securities

The interests of the holders of our preferred stock may not be aligned with the interests of the holders of our other securities.

As of August 15, 2004, affiliates of Thomas H. Lee Partners, L.P. and Bain Capital, LLC held 257,604 shares of our Series A Convertible Preferred Stock (the “Preferred Stock”) and controlled in the aggregate, on an as-if-converted basis, approximately 23% of the voting power of our common stock. Consequently, these equity holders can exert significant influence over our affairs and policies. Circumstances may occur in which the interests of these equity holders could be in conflict with the interest of the holders of our common stock and the Notes. In addition, these equity holders may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve increased risks to holders of our common stock and Notes.

The change of control provision in the indenture may deter a third party from acquiring us or reduce the value that our common stockholders might realize if we are acquired.

The indenture governing our Second Priority Senior Secured Notes due 2009 requires us to offer to repurchase the notes at a price equal to 101% of the outstanding principal amount upon a change of control. If we are acquired in a transaction that would constitute a change of control as defined in the indenture, this could force us to repurchase the notes for $151.5 million if all outstanding notes were tendered for repurchase. This could deter a third party from acquiring us and reduce the value our common stockholders might realize if we are acquired.

Our results of operations could be adversely affected if we are required to account for the fair value of options under our employee stock plans as a compensation expense.

There has been an increasing public debate about the accounting treatment for employee stock options. Currently, we record compensation expense only in connection with option grants that have an exercise price below fair market value at the date of grant. As permitted by U.S. GAAP, we have not elected to record compensation expense under the fair value method in our consolidated statements of operations for option grants that have an exercise price at or in excess of fair market value, which represents the vast majority of options we have granted. On March 31, 2004, the Financial Accounting Standards Board issued a proposed Statement, Share-Based Payment. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted using a fair-value based method. Although we expect the impact of recording expense upon the grant of stock-based compensation awards would be material to our results of operations, we cannot quantify the impact that a new standard would have at this time.